UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ___________________________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 ______________________________________
Zoom Video Communications, Inc.
(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
98980L101
(CUSIP Number)
March 3, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9890L101	SCHEDULE 13G	Page 2 of 6

1.		NAMES OF REPORTING PERSONS Bin Yuan
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,070(1)
	6.	SHARED VOTING POWER 22,587,156(2)
	7.	SOLE DISPOSITIVE POWER 1,070(1)
	8.	SHARED DISPOSITIVE POWER 22,587,156(2)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,588,226
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%(3)
12.		TYPE OF REPORTING PERSON IN

(1)Represents 1,070 shares of Class A Common Stock held of record by Mr. Yuan.
(2)Represents 22,587,156 shares of Class A Common Stock held in trusts of which the Reporting Person serves as a cotrustee.
(3)The percent of class was calculated based on 234,240,582 shares of Class A Common Stock outstanding as of March 5, 2021 (as reported in the Issuer’s Annual Report on Form 10-K as filed by the Issuer with the SEC on March 18, 2021).

CUSIP No. 9890L101	SCHEDULE 13G	Page 3 of 6

1.		NAMES OF REPORTING PERSONS Cathy Z. Wang
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000(1)
	6.	SHARED VOTING POWER 22,587,156(2)
	7.	SOLE DISPOSITIVE POWER 1,000(1)
	8.	SHARED DISPOSITIVE POWER 22,587,156(2)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,588,156
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%(3)
12.		TYPE OF REPORTING PERSON IN
(1)Represents 1,000 shares of Class A Common Stock held of record by Ms. Wang.
(2)Represents 22,587,156 shares of Class A Common Stock held in trusts of which the Reporting Person serves as a cotrustee.
(3)The percent of class was calculated based on 234,240,582 shares of Class A Common Stock outstanding as of March 5, 2021 (as reported in the Issuer’s Annual Report on Form 10-K as filed by the Issuer with the SEC on March 18, 2021).

Item 1.	Issuer

	(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard, 6th Floor San Jose, California 95113

Item 2.	Filing Person

	(a)	Name of Persons Filing:

CUSIP No. 9890L101	SCHEDULE 13G	Page 4 of 6

(i) Bin Yuan (ii) Cathy Z. Wang
	(b)	Address of Principal Business Office, or if none, Residence:

C/O Zoom Video Communications, Inc. 55 Almaden, Boulevard, 6th Floor San Jose, California, 95113

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 9890L101	SCHEDULE 13G	Page 5 of 6

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) - (c)	Amount beneficially owned:
Mr. Yuan directly owns, and has sole voting and dispositive power over, 1,070 shares of Class A Common Stock, representing less than 1% of the Class A Shares of Common Stock. Ms. Wang directly owns, and has sole voting and dispositive power over, 1,000 shares of Class A Common Stock, representing less than 1% of the Class A Shares of Common Stock. Mr. Yuan and Ms. Wang have shared voting and dispositive power over 22,587,156 shares of Class A Common Stock held in trusts for which they serve as costrustees, representing 9.6% of the shares of Class A of Common Stock.

Item 5.		Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.		Identification and Classification of Members of the Group.
Not Applicable.

Item 9.		Notice of Dissolution of Group.
Not Applicable.

Item 10.		Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2021

Bin Yuan

/s/ Bin Yuan

Cathy Z. Wang

/s/ Cathy Z. Wang

CUSIP No. 9890L101	SCHEDULE 13G	Page 6 of 6

Exhibit

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 as amended, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs to be filed with respect to the ownership by each of the undersigned of shares of Class A common stock of Zoom Video Communications, Inc.

Dated: March 22, 2021

/s/ Bin Yuan
Bin Yuan

/s/ Cathy Z. Wang
Cathy Z. Wang